

News Release

Alexco to Release Third Quarter 2017 Results on November 2, 2017

October 25, 2017 - Alexco Resource Corp. (NYSE-AMERICAN: AXU, TSX: AXR) today advises that it will release its third quarter 2017 financial results after close of market trading on Thursday, November 2, 2017 followed by an audio webcast conference call to review those results at 12:00 p.m. Eastern (9:00 a.m. Pacific) on Friday, November 3, 2017. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-833-297-9918
Dial from outside Canada or the US:	1-647-689-4525
Conference ID#:	3997146
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada